

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

October 26, 2010

Via Facsimile (650) 493-6811 and U.S. Mail

John T. Sheridan, Esq.
Wilson Sonsini Goodrich & Rosati
650 Page Mill Road
Palo Alto, CA 94304

> **RE: Lantronix, Inc.**
> **Preliminary Proxy Statement filed October 7, 2010**
> **File No. 001-16027**

Dear Mr. Sheridan:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Preliminary Proxy Statement

General

1.   Please tell us what consideration you have given to disclosing the information required by Items 4(b) and 5(b) of Schedule 14A.

Cover page

2.   Please revise the cover page of your proxy statement to clearly identify it as being preliminary. See Rule 14a-6(e)(1) of Regulation 14A.

3.   Please file a the form of proxy.

Election of Directors, page 10

4.   Please clarify that security holders using your card will be unable to vote for nine nominees. Also, clarify that given your plurality voting requirement, it is likely that all of your nominees and all of the nominees included in the proxy statement filed by TL Investment GmbH will be elected.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to the disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions to me at (202) 551-3619. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

Daniel F. Duchovny
Special Counsel
Office of Mergers & Acquisitions